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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Kappa Holding B.V.
(Translation or registrant's name into English)

Dr. Holtroplaan 5
NL-5652 XR Eindhoven
The Netherlands
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)):

Third Quarter 2004 Report
September 30, 2004
of
Kappa Packaging

(€ in millions)	Third Quarter 2004	Third Quarter 2003	% change	January- September 2004	January- September 2003	% change
Sales	693.9	710.5	-/- 2.3%	2,113.2	2,158.5	-/- 2.1%
EBITDA(*)	100.2	106.5	-/- 5.9%	317.9	335.8	-/- 5.3%
EBITA(*)	52.4	64.8	-/- 19.1%	188.0	207.9	-/- 9.6%
EBITDA(*) as % of sales	14.4%	15.0%		15.0%	15.6%

(*)
Before exceptional restructuring costs of € 0.6 million in third quarter of 2004 (third quarter of 2003: € 0.0 million). Year-to-date September 2004, the exceptional restructuring costs amount to € 4.7 million, compared to € 12.0 million in the same period last year.

        Eindhoven, November 18th 2004

Forward-looking statements

        Certain statements in this report are not historical facts and are "forward looking" (as such term is defined in the US Private Securities Litigation Reform Act of 1995). Words such as "believes", "expects", "may", "intends", "will", "should" or "anticipates" and similar expression or the negative thereof are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

        Forward-looking statements include, but are not limited to, statements regarding future results or occurrences. We caution you that any forward-looking statements involve predictions and are inherently subject to risks, uncertainties and assumptions. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein may not occur. More information about potential factors that could affect our business and financial results is included in Kappa Holding B.V.'s most recent annual report on Form 20-F, and the other reports submitted from time to time to the US Securities and Exchange Commission.

Use of Terms

        Unless the context otherwise requires, references in this Third Quarter 2004 Report to the "Group", "Kappa Packaging", the "Company", "we", "our", "ours" and "us" are to Kappa Holding B.V. and its subsidiaries.

Financial results, Kappa Packaging

(€ in millions)

General

Accounting principles

        The accounting principles of Kappa Packaging did not change compared with the principles applied in the Group's financial statements for 2003.

External reporting

        The financial information included in the Third Quarter 2004 Report is unaudited.

Third Quarter Results

        Sales of Kappa Packaging decreased by € 16.6 million, or 2.3%, to € 693.9 million in the third quarter of 2004 from € 710.5 million in the third quarter of 2003.

        EBITDA (before exceptional restructuring costs) of Kappa Packaging decreased by € 6.3 million, or 5.9%, to € 100.2 million in the third quarter of 2004 from € 106.5 million in the third quarter of 2003. The decrease of EBITDA is mainly the result of lower average sales prices for packaging products.

        Compared to the second quarter of 2004, EBITDA decreased by € 9.3 million, or 8.5%, which is mainly caused by lower sales volumes, lower average sales prices for containerboard and packaging products, partly offset by lower labor and other operating costs.

Results for the nine-month period ending September 30, 2004

        Sales of Kappa Packaging for the nine-month period ending September 30, 2004 decreased by € 45.3 million, or 2.1%, to € 2,113.2 million from € 2,158.5 million in the same period of 2003. Increased sales volumes (+2.0%) in both our Paper & Board segment (+2.2%) and Packaging segment (+1.7%) could not offset lower average sales prices in mainly our Packaging segment.

        EBITDA (before exceptional restructuring costs) in the nine-month period ending September 30, 2004 decreased by € 17.9 million to € 317.9 million (15.0% from sales) from € 335.8 million (15.6% of sales) in the same period last year.

        EBITA (before exceptional restructuring costs) for the nine-month period ending September 30, 2004 decreased by € 19.9 million, or 9.6%, to € 188.0 million from € 207.9 million reflecting decreased EBITDA of € 17.9 million and higher depreciation expenses of € 2.0 million.

        Exceptional restructuring costs for the nine-month period ending September 30, 2004 amounted to € 4.7 million compared to € 12.0 million in the same period last year.

        Financial expenses for the nine-month period ending September 30, 2004 decreased by € 2.4 million, or 1.4%, to € 172.8 million from € 175.2 million in the same period last year.

        The difference in effective tax rate on income before taxation for the nine-month period ending September 30, 2004 and 2003, compared to the weighted average statutory tax rate on a consolidated basis is mainly the result of permanent differences, including non-deductible goodwill amortization and other non-tax deductible expenses.

Financial review of Third Quarter 2004

Kappa Packaging (€ in millions)	Third Quarter 2004	% of sales	Third Quarter 2003	% of sales
Sales	693.9	100.0	710.5	100.0

Net change in work in progress and finished goods	(2.5)	(0.4)	(13.9)	(2.0)
Raw material costs	(245.7)	(35.4)	(247.4)	(34.8)
External services	(131.9)	(19.0)	(131.2)	(18.4)

Gross margin	313.8	45.2	318.0	44.8

Labor costs	(168.4)	(24.3)	(167.5)	(23.6)
Other operating costs	(45.2)	(6.5)	(44.0)	(6.2)

EBITDA(*)	100.2	14.4	106.5	15.0
Depreciation	(47.8)	(6.9)	(41.7)	(5.9)

EBITA(*)	52.4	7.5	64.8	9.1

(*)
Before exceptional restructuring costs of € 0.6 million in third quarter of 2004 (third quarter of 2003: € 0.0 million).

Sales

        Sales of Kappa Packaging decreased by € 16.6 million, or 2.3%, to € 693.9 million in the third quarter of 2004 from € 710.5 million in the third quarter of 2003.

        Sales volumes in the third quarter of 2004 were about on the same level in both our Paper & Board as Packaging segment compared to the third quarter of 2003.

        Compared to the second quarter of 2004, sales volumes decreased by 1.8% as a result of decreased sales volumes in both our Paper & Board segment (-/-1.5%) and Packaging segment (-/-2.2%).

        Sales prices for testliner remained at the same level in the third quarter of 2004, whereas sales prices of packaging products decreased.

Raw material costs

        Raw material costs of Kappa Packaging decreased by € 1.7 million, or 0.7%, to € 245.7 million in the third quarter of 2004 from € 247.4 million in the same period last year. As a percentage of sales, raw material costs increased to 35.4% from 34.8%.

External services

        External services slightly increased by € 0.8 million, or 0.6%, to € 131.9 million in the third quarter of 2004. This increase was mainly the result of higher freight charges, partly offset by lower energy costs.

Labor costs

        Labor costs of Kappa Packaging increased slightly by € 0.9 million, or 0.5%, to € 168.4 million in the third quarter of 2004 from € 167.5 million in the third quarter of 2003. This net increase is mainly the result of general wage increases and increased pension expenses, almost fully offset by a decrease in the average number of full time and temporary employees of approximately 4.4%.

Other operating costs

        Other operating costs increased by € 1.2 million, or 2.7%, to € 45.2 million in the third quarter of 2004 from € 44.0 million in the third quarter of 2003.

EBITDA(*)

        EBITDA (before exceptional restructuring costs) of Kappa Packaging decreased by € 6.3 million, or 5.9%, to € 100.2 million in the third quarter of 2004 from € 106.5 million in the third quarter of 2003.

        EBITDA in our Paper & Board segment increased by € 11.5 million, whereas EBITDA in our Packaging segment decreased by € 16.0 million.

        The EBITDA increase in our Paper & Board segment is mainly caused by higher average sales prices for both containerboard and solid board and a higher gross margin. The EBITDA decrease in our Packaging segment is mainly the result of lower average sales prices for our packaging products and a lower gross margin.

        Compared to the second quarter of 2004, EBITDA (before exceptional restructuring costs) of Kappa Packaging decreased by € 9.3 million, or 8.5%, to € 100.2 million in the third quarter of 2004.

EBITA(*)

        EBITA (before exceptional restructuring costs) of Kappa Packaging decreased by € 12.4 million, or 19.1%, to € 52.4 million in the third quarter of 2004 from € 64.8 million in the third quarter of 2003. This decrease was due to decreased EBITDA (€ 6.3 million) and higher depreciation expenses (€ 6.1 million). The increase in depreciation expenses is mainly the result of the material damage at our corrugated packaging plant "Kappa Iberoamericana Almeria", which was destroyed by fire.

        Compared to the second quarter of 2004, EBITA (before exceptional restructuring costs) of Kappa Packaging decreased by € 15.6 million, or 22.9%, from € 68.0 million as a result of decreased EBITDA (€ 9.3 million) and higher depreciation expenses (€ 6.3 million).

Liquidity and cash flow

(€ in millions)

        The net cash outflow of Kappa Packaging in the nine-month period ending September 30, 2004 amounted to € 36.4 million versus a net cash inflow of € 8.7 million in the comparable period last year.

        Kappa Packaging generated a net cash inflow from commercial operations of € 236.5 million compared to € 285.8 million in the same period in 2003. This reflects a decrease of € 49.3 million, which is mainly the result of decreased EBITDA before exceptional restructuring costs (-/-€ 17.9 million) and increased working capital (-/-€ 40.4 million).

        Interest paid decreased by € 6.4 million to € 99.9 million from € 106.3 million in the comparable period last year mainly due to decreased interest payments on the Senior Debt. Corporate income taxes paid decreased by € 4.0 million to € 8.0 million from € 12.0 million.

        As a result, Kappa Packaging realized a net cash inflow from operating activities of € 128.6 million in the nine-month period ending September 30, 2004 compared to € 167.5 million in the comparable period last year.

        The net cash outflow from investing activities decreased by € 2.3 million to € 90.0 million in the nine-month period ending September 30, 2004 from € 92.3 million in the same period last year. Capital expenditures amounted to € 88.4 million in the nine-month period ending September 30, 2004, and were about on the same level as in the comparable period last year.

        As a result of the above, Kappa Packaging realized a net cash inflow before financing activities of € 38.6 million in the nine-month period ending September 30, 2004, compared to a net cash inflow of € 75.2 million in the same period of 2003.

        Kappa Packaging realized a net cash outflow from financing activities of € 75.0 million in the nine-month period ending September 30, 2004 compared to a net cash outflow of € 66.5 million in the same period of 2003.

        In the nine months period ending September 30, 2004, we made repayments of € 64.9 million under the senior credit facility (including additional mandatory prepayments from excess cash flow of € 3.2 million), whereas in the comparable period last year, we made repayments under the senior credit facility of € 55.9 million (including additional mandatory prepayments from excess cash flow of € 8.7 million).

        In addition, cross currency swaps were settled in the third quarter of 2004 ("other" cash outflows from financing activities).

        Furthermore, in the comparable period last year, we issued Senior Subordinated Notes of € 95.0 million of which the proceeds were used to redeem the euro-denominated mezzanine notes of € 100.0 million.

        As a result, cash and cash equivalents decreased with € 31.8 million (after translation movements) to € 208.9 million as at September 30, 2004 from € 240.7 million as at December 31, 2003.

Segmentation

        The operations of Kappa Packaging consist of two businesses, the paper and board business ("Paper & Board") and the corrugated and solid board packaging business ("Packaging"). The Paper & Board business uses woodchips and recovered paper to produce corrugated case materials, solid board case materials and speciality/graphic board, whereas the Packaging business uses corrugated case materials and solid board case materials as raw material for the production and sale of corrugated and solid board packaging.

        The segment income ("EBITA") is based on earnings before interest, tax and amortization. Corporate items are not allocated to the segments and include costs incurred by the corporate head office as well as costs and assets relating to geographical holding companies.

        It should be noted that the total of amounts provided in any segment analysis below will not necessarily equal amounts shown on a consolidated basis due to intercompany eliminations and corporate items.

Paper & Board

Paper & Board (€ in millions)	Third Quarter 2004	% of sales	Third Quarter 2003	% of sales
Sales	316.6	100.0	300.2	100.0

Net change in work in progress and finished goods	(1.0)	(0.3)	(8.1)	(2.7)
Raw material costs	(117.3)	(37.0)	(105.2)	(35.0)
External services	(73.3)	(23.2)	(73.6)	(24.6)

Gross margin	125.0	39.5	113.3	37.7

Labor costs	(44.3)	(14.0)	(45.0)	(15.0)
Other operating costs	(16.1)	(5.1)	(15.2)	(5.0)

EBITDA(*)	64.6	20.4	53.1	17.7
Depreciation	(18.9)	(6.0)	(21.4)	(7.1)

EBITA(*)	45.7	14.4	31.7	10.6

(*)
Before exceptional restructuring costs.

Sales

        Sales of the Paper & Board segment increased by € 16.4 million, or 5.5%, to € 316.6 million from € 300.2 million mainly as a result of higher average sales prices for both containerboard and solid board, whilst sales volumes were about on the same level.

Raw material costs

        Raw material costs of the Paper & Board segment increased by € 12.1 million, or 11.5%, to € 117.3 million from € 105.2 million, mainly as a result of higher average sales prices for recovered paper. As a percentage of sales, raw material costs increased to 37.0% from 35.0%.

External services

        External services decreased by € 0.3 million, or 0.4%, to € 73.3 million due to lower energy costs, partly offset by higher freight charges and maintenance costs.

Labor costs

        Labor costs decreased by € 0.7 million, or 1.6%, to € 44.3 million from € 45.0 million, despite general wage increases. This decrease is mainly the result of a decrease in the average number of full time and temporary employees by approximately 10.2%, mainly due to FTE-reduction programs.

Other operating costs

        Other operating costs increased by € 0.9 million, or 5.9%, to € 16.1 million.

EBITDA(*)

        EBITDA (before exceptional restructuring costs) of the Paper & Board segment increased by € 11.5 million, or 21.7%, to € 64.6 million in the third quarter of 2004 from € 53.1 million in the third quarter of 2003.

Packaging

Packaging (€ in millions)	Third Quarter 2004	% of sales	Third Quarter 2003	% of sales
Sales	538.6	100.0	553.8	100.0

Net change in work in progress and finished goods	(1.6)	(0.3)	(5.9)	(1.1)
Raw material costs	(289.0)	(53.6)	(285.7)	(51.6)
External services	(58.5)	(10.9)	(57.4)	(10.3)

Gross margin	189.5	35.2	204.8	37.0

Labor costs	(117.6)	(21.8)	(118.5)	(21.4)
Other operating costs	(30.3)	(5.7)	(28.7)	(5.2)

EBITDA(*)	41.6	7.7	57.6	10.4
Depreciation	(27.9)	(5.2)	(19.4)	(3.5)

EBITA(*)	13.7	2.5	38.2	6.9

(*)
Before exceptional restructuring costs.

Sales

        Sales of the Packaging segment decreased by € 15.2 million, or 2.7%, to € 538.6 million from € 553.8 million mainly as a result of lower average sales prices for packaging products. Sales volumes in the third quarter of 2004 were about on the same level as in the third quarter of 2003.

Raw material costs

        Raw material costs of the Packaging segment increased by € 3.3 million, or 1.2%, to € 289.0 million from € 285.7 million mainly due to higher average prices for containerboard and solid board. As a percentage of sales, raw material costs increased to 53.6% from 51.6%.

External services

        External services increased by € 1.1 million, or 1.9%, to € 58.5 million mainly due to higher freight and energy costs.

Labor costs

        Labor costs of the Packaging segment decreased by € 0.9 million, or 0.8%, to € 117.6 million from € 118.5 million, despite general wage increases. This decrease is mainly the result of a decrease in the average number of full time and temporary employees by about 2.4% compared to the same period last year.

Other operating costs

        Other operating costs increased by € 1.6 million, or 5.6%, to € 30.3 million.

EBITDA(*)

        EBITDA (before exceptional restructuring costs) of the Packaging segment decreased by € 16.0 million, or 27.8%, to € 41.6 million in the third quarter of 2004 from € 57.6 million in the third quarter of 2003.

Kappa Packaging—Consolidated statements of income

(€ in millions)	Third Quarter 2004	Third Quarter 2003	January- September 2004	January- September 2003
Sales	693.9	710.5	2,113.2	2,158.5

Net change in work in progress and finished Goods	(2.5)	(13.9)	4.5	(9.1)

Net sales including net change in work in progress and finished goods	691.4	696.6	2,117.7	2,149.4

Raw materials	(245.7)	(247.4)	(754.0)	(761.0)
External services	(131.9)	(131.2)	(399.2)	(395.8)

Gross margin	313.8	318.0	964.5	992.6

Labour costs	(169.0)	(167.5)	(516.1)	(526.9)
Depreciation and amortization	(55.1)	(48.9)	(151.6)	(149.4)
Other operating costs	(45.2)	(44.0)	(135.2)	(141.9)

Operating result	44.5	57.6	161.6	174.4
Net financial items	(55.4)	(57.2)	(172.8)	(175.2)

Income before taxation	(10.9)	0.4	(11.2)	(0.8)

Taxation	4.4	0.2	(3.7)	(4.7)
Income from participations	0.1	0.1	0.3	0.2
Minority interests	—	—	—	—

Net result	(6.4)	0.7	(14.6)	(5.3)

Kappa Packaging—Consolidated EBITDA and EBITA

(€ in millions)	Third Quarter 2004	Third Quarter 2003	January- September 2004	January- September 2003
Operating result	44.5	57.6	161.6	174.4
Depreciation and amortization	55.1	48.9	151.6	149.4
Exceptional restructuring costs	0.6	—	4.7	12.0

EBITDA before exceptional restructuring costs	100.2	106.5	317.9	335.8
Depreciation	(47.8)	(41.7)	(129.9)	(127.9)

EBITA before exceptional restructuring costs	52.4	64.8	188.0	207.9

Kappa Packaging—Consolidated balance sheets

(€ in millions)	September 30, 2004	December 31, 2003
Fixed assets
Intangible fixed assets	834.7	855.3
Tangible fixed assets	1,572.2	1,604.5
Financial fixed assets	105.1	103.3

Total fixed assets	2,512.0	2,563.1

Current assets
Inventories	266.8	249.9
Accounts receivable	455.3	419.6
Other receivables	16.0	13.6
Taxation and social security	20.6	22.2
Prepayments and accrued income	24.9	16.6
Cash and bank balances	208.9	240.7

Total current assets	992.5	962.6

TOTAL ASSETS	3,504.5	3,525.7

Group equity	79.1	80.5

Shareholders' loans	718.7	678.3

Provisions	256.6	259.1

Long-term liabilities	1,789.4	1,868.5

Current liabilities
Bank overdrafts	1.8	0.6
Short-term portion of long-term liabilities	145.8	133.6
Accounts payable	248.0	279.7
Other payables	9.1	5.3
Taxation and social security	48.0	36.2
Accrued interest	44.3	32.9
Other accrued expenses and deferred income	163.7	151.0

Total current liabilities	660.7	639.3

TOTAL LIABILITIES	3,504.5	3,525.7

Kappa Packaging—Group equity

        The changes in group equity are as follows:

(€ in millions)	Group equity	Shareholders' equity	Minority interests
Balance at January 1, 2004	80.5	79.1	1.4

Net result	(14.6)	(14.6)	—
Translation differences	13.2	13.2	—

Balance at September 30, 2004	79.1	77.7	1.4

Kappa Packaging—Consolidated statements of cash flow

(€ in millions)	January 1,- September 30, 2004	January 1,- September 30, 2003
Cash flow from commercial operations	236.5	285.8

Interest paid	(99.9)	(106.3)
Income taxes paid	(8.0)	(12.0)

Net cash flow from operating activities	128.6	167.5

Cash flow from investing activities
Net investment in tangible fixed assets	(88.4)	(88.2)
Net investment in financial fixed assets	(0.5)	(0.5)
Net investment in intangible fixed assets	(1.1)	(2.0)
Acquisition of group companies	—	(1.6)

Net cash flow from investing activities	(90.0)	(92.3)

Cash flow before financing activities	38.6	75.2

Cash flow from financing activities
Net change in long-term liabilities	(67.5)	(66.0)
Net change in bank overdrafts	1.3	(0.5)
Other	(8.8)	—

Net cash flow from financing activities	(75.0)	(66.5)

Change in cash and cash equivalents	(36.4)	8.7

Cash and cash equivalents beginning of period	240.7	233.6

Cash from acquisitions	—	0.2
Translation movements on cash and cash equivalents	4.6	(0.3)

Cash and cash equivalents end of period	208.9	242.2

Supplemental Guarantor Footnote

        Separate financial statements for Kappa Packaging B.V. and Kappa Beheer B.V. have not been filed because management has determined that such financial statements are not material information for investors. Presented below is consolidating information for Kappa Beheer B.V., the issuer of debt securities guaranteed by Kappa Holding B.V., Kappa Holding B.V., Kappa Packaging B.V. and the subsidiaries of Kappa Packaging B.V. ("Kappa Packaging Subsidiaries").

        Kappa Beheer B.V., Kappa Packaging B.V. and the Kappa Packaging Subsidiaries are direct or indirect wholly-owned subsidiaries of Kappa Holding B.V. Pursuant to the debt securities issued by Kappa Beheer B.V. and the related indentures, Kappa Packaging B.V. and Kappa Holding B.V. jointly and severally, fully and unconditionally guarantee Kappa Beheer's debt securities. Kappa Holding B.V. is the parent guarantor and Kappa Packaging B.V. is the subsidiary guarantor.

        The Group has not provided reconciliations from Dutch GAAP to US GAAP for the columns relating to the guarantor entities as such reconciliations would not materially affect an investor's understanding of the nature of the guarantee. The majority of the reconciling items between Dutch GAAP and US GAAP relate to the operating activities of the non-guarantor subsidiaries and these amounts would only affect the guarantors' investment in group companies and equity earnings of subsidiaries.

Kappa Packaging Group—Consolidated statement of income
Third Quarter 2004

(€ in millions)	Consolidated Kappa Packaging Group	Eliminations	Non- Guarantor Subsidiaries Kappa Packaging Subsidiaries	Subsidiary Guarantor Kappa Packaging B.V.	Issuer Kappa Beheer B.V.	Parent Guarantor Kappa Holding B.V.
Sales	693.9	—	693.9	—	—	—
Net change in work in progress and finished goods	(2.5)	—	(2.5)	—	—	—

Net sales including net change in work in progress and finished goods	691.4	—	691.4	—	—	—
Raw material costs	(245.7)	—	(245.7)	—	—	—
External services	(131.9)	—	(131.9)	—	—	—
Labor costs	(169.0)	—	(169.0)	—	—	—
Other operating costs	(45.2)	—	(45.2)	—	—	—
Depreciation and amortization	(55.1)	—	(55.0)	(0.1)	—	—

Total operating costs and expenses	(646.9)	—	(646.8)	(0.1)	—	—

Operating income	44.5	—	44.6	(0.1)	—	—
Interest income/(expense)	(41.8)	—	(51.5)	(0.4)	10.1
Interest income/(expense) Holding/Beheer loan	—	—	—	—	(13.8)	13.8
Interest expense Shareholders' loans	(13.6)	—	—	—	—	(13.6)

Income before income taxes	(10.9)	—	(6.9)	(0.5)	(3.7)	0.2
Income taxes	4.4	—	2.9	0.2	1.3	—
Income from participations	0.1	—	0.1	—	—	—
Minority interests	—	—	—	—	—	—

Income before share in earnings of subsidiaries	(6.4)	—	(3.9)	(0.3)	(2.4)	0.2
Share in earnings of subsidiaries	—	14.7	—	(3.9)	(4.2)	(6.6)

Net income/(loss)	(6.4)	14.7	(3.9)	(4.2)	(6.6)	(6.4)

Kappa Packaging Group—Consolidated balance sheet
September 30, 2004

(€ in millions)	Consolidated Kappa Packaging Group	Eliminations	Non- Guarantor Subsidiaries Kappa Packaging Subsidiaries	Subsidiary Guarantor Kappa Packaging B.V.	Issuer Kappa Beheer B.V.	Parent Guarantor Kappa Holding B.V.
Assets
Cash and cash equivalents	208.9	—	208.9	—	—	—
Accounts receivable	455.3	—	455.3	—	—	—
Other receivables	61.5	—	56.3	1.6	3.6	—
Inventories	266.8	—	266.8	—	—	—

Total current assets	992.5	—	987.3	1.6	3.6	—
Investments in Group companies	—	(436.8)	—	274.8	87.3	74.7
Loans to Group companies	—	(3,576.1)	—	2,162.4	1,413.7	—

Total investments and advances affiliates	—	(4,012.9)	—	2,437.2	1,501.0	74.7
Tangible fixed assets	1,572.2	—	1,572.2	—	—	—
Intangible fixed assets	834.7	—	814.4	20.3	—	—
Other non-current assets	105.1	—	73.3	24.8	7.0	—

	3,504.5	(4,012.9)	3,447.2	2,483.9	1,511.6	74.7

Liabilities
Bank overdrafts	1.8	—	1.8	—	—	—
Current portion of term loan facilities	142.7	—	—	142.7	—	—
Current portion of other long-term liabilities	3.1	—	3.1	—	—	—
Other current liabilities	513.1	—	468.7	23.8	20.3	0.3

Total current liabilities	660.7	—	473.6	166.5	20.3	0.3
Long-term debt due to Group companies	—	(3,576.1)	2,429.4	1,143.6	—	3.1
Term loan facilities	1,085.1	—	—	1,085.1	—	—
Senior subordinated notes	691.5	—	—	—	691.5	—
Other long-term debt	12.8	—	12.8	—	—	—

Total long-term liabilities	1,789.4	(3,576.1)	2,442.2	2,228.7	691.5	3.1
Provisions	256.6	—	256.6	—	—	—
Shareholders' loans	718.7	—	—	—	—	718.7
Kappa Holding/Kappa Beheer loan	—	—	—	—	725.1	(725.1)
Minority interests	1.4	—	—	1.4	—	—
Share capital	0.8	—	—	—	—	0.8
Additional paid-in capital	152.9	(596.4)	294.0	151.2	151.2	152.9
Retained earnings	(44.2)	69.9	6.9	(32.1)	(44.7)	(44.2)
Cumulative translation adjustment	(31.8)	89.7	(26.1)	(31.8)	(31.8)	(31.8)

Total Shareholders' equity	77.7	(436.8)	274.8	87.3	74.7	77.7

	3,504.5	(4,012.9)	3,447.2	2,483.9	1,511.6	74.7

Kappa Packaging—Consolidated statement of cash flow
January 1 – September 30, 2004

(€ in millions)	Consolidated Kappa Packaging Group	Non- Guarantor Subsidiaries Kappa Packaging Subsidiaries	Subsidiary Guarantor Kappa Packaging B.V.	Issuer Kappa Beheer B.V.	Parent Guarantor Kappa Holding B.V.
Cash flow from commercial operations	236.5	236.5	—	—	—
Interest paid	(99.9)	1.5	(42.2)	(59.2)	—
Income taxes paid	(8.0)	(8.0)	—	—	—

Net cash flow from operating activities	128.6	230.0	(42.2)	(59.2)	—
Cash flow from investing activities
Investments, net in tangible fixed assets	(88.4)	(88.4)	—	—	—
Investments, net in financial fixed assets	(0.5)	(0.5)	—	—	—
Investments, net in intangible fixed assets	(1.1)	(1.1)	—	—	—

Cash flow from investing activities	(90.0)	(90.0)	—	—	—

Cash flow before financing activities	38.6	140.0	(42.2)	(59.2)	—
Cash flow from financing activities
Net change in long-term liabilities	(67.5)	(2.6)	(64.9)	—	—
Net change in bank overdrafts	1.3	1.3	—	—	—
Other	(8.8)	—	—	(8.8)

Net cash flow from financing activities	(75.0)	(1.3)	(64.9)	(8.8)	—
Net change in intercompany accounts	—	(175.1)	107.1	68.0	—

Change in cash and cash equivalents	(36.4)	(36.4)	—	—	—
Cash and cash equivalents beginning of period	240.7	240.7	—	—	—
Translation movements on cash and cash equivalents	4.6	4.6	—	—	—

Cash and cash equivalents end of period	208.9	208.9	—	—	—

Summary of differences between Dutch Generally Accepted Accounting Principles and US Generally Accepted Accounting Principles

        The Third Quarter 2004 Report has been prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (US GAAP).

        The effect of the application of US GAAP to net income and shareholders' equity is set out in the tables below.

(€ in millions)	Third Quarter 2004	Third Quarter 2003 (restated)
Net income/(loss) under Dutch GAAP	(6.4)	0.7
a) Goodwill adjustments—amortization	6.1	6.1
b) Tangible fixed assets—impairment and accumulated depreciation	0.2	0.2
c) Restructuring and other provisions	0.4	(0.4)
d) Other intangible fixed assets	0.1	0.1
e) Financial instruments	4.3	(3.5)
f) Pensions—pension costs	0.7	0.4
h) Deferred tax assets	(5.8)	(4.5)
i) Insurance proceeds	(1.6)	—
Deferred tax on US GAAP adjustments	(1.3)	1.1

Net income/(loss) under US GAAP	(3.3)	0.2

(€ in millions)	September 30, 2004	December 31, 2003 (restated)
Shareholders' equity under Dutch GAAP	77.7	79.1
a) Goodwill adjustments—acquisitions	(89.4)	(89.4)
a) Goodwill adjustments—amortization	72.1	53.8
b) Tangible fixed assets—impairment and accumulated depreciation	(4.2)	(4.8)
c) Restructuring and other provisions	6.9	6.7
d) Other intangible fixed assets	(0.7)	(1.0)
e) Financial instruments	(11.6)	(17.2)
f) Pensions—liability	(67.4)	(69.2)
g) Preference shares	(213.2)	(204.0)
h) Deferred tax assets	(45.0)	(33.5)
i) Insurance proceeds	(1.6)	—
Deferred tax on US GAAP adjustments	26.7	29.0

Shareholders' deficit under US GAAP	(249.7)	(250.5)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 December 2004	KAPPA HOLDING B.V.
	By:	/s/ G.P.F. BEURSKENS G.P.F. Beurskens President/Marketing Director
	By:	/s/ H. WAGTER H. Wagter Chief Financial Officer/Managing Director

QuickLinks

Third Quarter 2004 Report September 30, 2004 of Kappa Packaging
  Financial results, Kappa Packaging
  Financial review of Third Quarter 2004
  Liquidity and cash flow
  Segmentation
  Packaging
  Kappa Packaging—Consolidated statements of income
  Kappa Packaging—Consolidated EBITDA and EBITA
  Kappa Packaging—Consolidated balance sheets
  Kappa Packaging—Group equity
  Kappa Packaging—Consolidated statements of cash flow
SIGNATURES